

November 5, 2012

Via E-mail
Jan H. Hollar
Chief Financial Officer
Yadkin Valley Financial Corporation
209 North Bridge Street
Elkin, NC 28621

> **Re: Yadkin Valley Financial Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 26, 2012**
> **File No. 000-52099**

Dear Ms. Hollar:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Please revise the proxy statement to include financial statements under Item 13 of Schedule 14A. Alternatively, provide the Staff with your legal and factual analysis supporting your conclusion that audited financial statements are not required. Please consider Note A to Schedule 14A, Item 11 and 13 for the private placement and the conversion.

2. Add a section that discusses the pro forma effects of the transactions, including (1) the impact of the private placement and the conversion into voting common stock and non-voting common stock for the quarter ended September 30, 2012 and the year ended December 31, 2011 and (2) your regulatory and other capital ratios on an "as reported" basis and pro forma for the transactions.

Voting Information

3. Outline briefly the rights of appraisal or similar rights of dissenters with respect to the matters to be acted upon. Refer to Item 3 of Schedule 14A.

The Private Placement and Background to the Proposals

Summary of the Private Placement, page 4

4. Please confirm whether, as a result of the conversion, any of the Investors or TARP Preferred Shareholders will beneficially own more than 5% of your outstanding voting common stock. If so, please revise the proxy statement throughout to identify such persons and add them to the revised table on page 21. In addition, amend your current report on Form 8-K filed October 25, 2012 to disclose the identities of such persons.

The Board of Directors recommends that shareholders vote "FOR" each of the proposals, page 5

5. Revise this section to explain why the Board entered into the transactions underlying the proposals, including the effect the transactions will have on the Corporation and its subsidiary and how the Board determined the conversion price was appropriate given the book value and market value of common stock.

Shareholder Approval Requirements, page 5

6. We note your disclosure that the issuance of the 21.2 million shares of voting common stock will exceed 19.99% of the number of shares of your voting common stock and voting power outstanding prior to the private placement. Please revise to state the total percentage of common stock being issued compared to the number of outstanding shares before the issuance.

7. Please identify in this section, and again in Proposal 2, the directors and executive officers who participated in the offering and quantify the equity compensation they will receive, as interpreted by NASDAQ Rule 5635, as a result of the conversion.

8. We note that neither Appendix A nor Appendix B have been included with the proxy statement. Include these appendices in your revised proxy statement.

Consequences if the Proposals are Approved

Dilution, page 6

9. Revise this section to provide the exact amounts of the dilutive effect on earnings per share and the book value per share of your voting common stock. In addition, revise to include the percentage by which existing shareholders' ownership will decrease.

<u>Certain Interests of Certain Directors and Executive Officers in the Proposals, page 8</u>

    10. Add a cross reference to the revised table on page 21.

<u>Capitalization, page 20</u>

    11. Revise the table to add a row for the Series A Preferred Stock.

<u>Security Ownership of Certain Beneficial Owners and Management, page 21</u>

    12. We note that some of your directors and executive officers participated in the private placement. Revise to add columns showing the number of shares that such directors and executive officers will acquire and their percentages of ownership if the proposals are approved.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   <u>Via E-mail</u>
       Nikki Lee
       Nelson Mullins Riley & Scarborough LLP